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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                 SCHEDULE 14D-9
                                (Amendment No. 2)
                      Solicitation/Recommendation Statement
                      Pursuant to Section 14(d) (4) of the
                         Securities Exchange Act of 1934




                            (Name of Subject Company)

                     Common Stock, $.005 par value per share
                         (Title of Class of Securities)



                                   086063 10 4
                      (CUSIP Number of Class of Securities)



                                 Joseph Crugnale
                                    President
                                Bertucci's, Inc.
                                 14 Audubon Road
                         Wakefield, Massachusetts 01880
                                 (781) 246-6700
                  (Name, address and telephone number of person
               authorized to receive notices and communications on
                    behalf of the person(s) filing statement)



                                 With a copy to:

                               James Westra, Esq.
                           Hutchins, Wheeler & Dittmar
                           A Professional Corporation
                               101 Federal Street
                           Boston, Massachusetts 02110
                                 (617) 951-6600

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    This    Amendment    No.   2   further    amends   and    supplements    the
Solicitation/Recommendation   Statement   on  Schedule   14D-9  filed  with  the
Securities and Exchange Commission (the "Commission") by Bertucci's, Inc., a Massachusetts corporation (the "Company"), on May 20, 1998 (as heretofore amended, the "Schedule 14D-9"), and relates to the tender offer made by NERC Acquisition Corp., a Massachusetts corporation ("Purchaser") and wholly owned subsidiary of NE Restaurant Company, Inc., a Delaware corporation ("Parent"), disclosed in a Tender Offer Statement on Schedule 14D-1 filed with the Commission on May 20, 1998, as heretofore amended, to purchase all of the outstanding shares of the Company's common stock, $.005 par value per share ("Company Common Stock"), at a purchase price of $10.50 per share of Company Common Stock, net to the seller in cash, on the terms and subject to the conditions set forth in the Purchaser's Offer to Purchase, dated May 20, 1998, and the related Letter of Transmittal. The purpose of this Amendment No. 2 is to amend Item 3 of the Schedule 14D-9 as set forth below. Terms defined in the
Schedule 14D-9 are used in this Amendment No. 2 with the same meanings as provided in the Schedule 14D-9.

Item 8.  Additional Information to Be Furnished.

    The information set forth in Item 3 of the Schedule 14D-9 is hereby amended and supplemented by adding to the information set forth under subcaption "The Merger Agreement - Litigation Settlement Agreement" the following paragraph:

    On June 4, 1998, plaintiffs in the Stockholder Actions filed a Consolidated Amended and Supplemental Class Action Complaint (the "Amended Complaint") in which they named, in addition to the Company and its Board of Directors, Parent and Purchaser as nominal defendants. In lieu of challenging the Ten Ideas Merger pursuant to the original complaint filed in February 1998, the Amended Complaint asserts claims (i) challenging the payment to Mr. Crugnale under the Ten Ideas Merger Agreement of a termination fee of $1.5 million and up to $750,000 of documented expenses and the approval of the Litigation Settlement Agreement which acknowledged such payments and provided that the Company, Parent and Purchaser would not contest or seek to recover such payments as breaches of the directors' fiduciary duties and self dealing on the part of Mr. Crugnale and
(ii) seeking to recover legal fees for plaintiffs' counsel on the alleged ground that the Offer resulted in part through the efforts of plaintiffs and their counsel. On June 4, 1998, plaintiffs also filed an emergency motion for expedited discovery and to schedule a hearing to seek a preliminary injunction to set aside a portion of the total purchase price to be paid by Parent and Purchaser pursuant to the Offer for the possible payment of plaintiff's legal fees, pending a determination by the court as to whether an award of counsel fees to plaintiffs is warranted. On June 4, 1998, the Court heard oral arguments on plaintiffs' emerging motion and reserved decision.

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                                    SIGNATURE

    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Dated: June 10, 1998                       BERTUCCI'S, INC.



                                           By:   /s/Joseph Crugnale
                                                 Joseph Crugnale
                                                 President
313897-1
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